                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                             HAWKINS CHEMICAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   420200 10 7
                               ------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 7 pages
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CUSIP No.  420200 10 7             13G                        Page 2 of 7 Pages
          -------------                                            --   --
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

               Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust
                   (a)  41-0771293
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

               Minnesota
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                               5     SOLE VOTING POWER

        NUMBER OF                          0
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                        2,434,823  (b)
        REPORTING              -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                           0
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                       2,434,823  (b)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,434,823 (b)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               22%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

               EP
--------------------------------------------------------------------------------

                                      NOTES

     (a) The Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust are Messrs. Dean L. Hahn, Donald L. Shipp, John R. Hawkins and Marvin E. Dee. Messrs.

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CUSIP No.  420200 10 7            13G                        Page 3 of 7 Pages
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Hahn, Shipp and Hawkins are all directors and officers of the Issuer and Mr.
Dee is an officer but not a director. Apart from the plan holdings in this plan and the individual interests of each trustee under such plan as of December 31, 1999, these individuals had personal holdings of the Issuer's common stock as set forth below. Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.

                                      Number of                  Percentage
             Name                       Shares                    of Class
             ----                       ------                    --------
         Dean L. Hahn                  106,576(1)                   0.9%
         Donald L. Shipp               122,717(2)                   1.1%
         John R. Hawkins                75,787(3)                   0.7%
         Marvin E. Dee                       0

     (b) The Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") currently holds 2,434,823 shares of the Issuer's common stock, representing 22% of the total outstanding shares. The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares. In addition, certain Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 1999: Dean L. Hahn, 205,301 shares; Donald
L. Shipp, 181,654 shares; and John R. Hawkins, 122,090 shares. The Trustees also have dispositive power with respect to all 2,434,823 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer's stock. Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.



---------------------
(1) Mr. Hahn has sole voting and dispositive power over all of these 106,576 shares, except for 9,902 shares that Mr. Hahn holds jointly with his wife as to which he shares voting and dispositive power.

(2) Mr. Shipp has sole voting and dispositive power over all of these 122,171 shares, except 60,000 shares held by his wife as to which he may be deemed to share voting and investment power, but as to which he disclaims beneficial ownership.

(3) Mr. Hawkins has sole voting and dispositive power over all of these 75,787 shares, except 42,647 shares held by him as custodian for one minor child as to which he has full voting and dispositive power, but as to which he disclaims beneficial ownership; and 33,080 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

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CUSIP No.  420200 10 7            13G                        Page 4 of 7 Pages
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                               SCHEDULE 13G

ITEM 1.

         (a)      Name of Issuer

                  Hawkins Chemical, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413

ITEM 2.

         (a)      Name of Person Filing

                  Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  c/o Hawkins Chemical, Inc.
                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413

         (c)      Citizenship

                  Minnesota

         (d)      Title of Class of Securities

                  Common Stock, Par Value $.05 per share

         (e)      CUSIP Number

                  420200 10 7

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CUSIP No.  420200 10 7            13G                        Page 5 of 7 Pages
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
         13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      ____     Broker or Dealer registered under Section
                           15 of the Act

         (b)      ____     Bank as defined in section 3(a)(6) of the
                           Act

         (c)      ____     Insurance Company as defined in section
                           3(a)(19) of the Act

         (d)      ____     Investment Company registered under section
                           8 of the Investment Company Act

         (e)      ____     Investment Adviser registered under section
                           203 of the Investment Advisers Act of 1940

         (f)       X       Employee Benefit Plan, Pension Fund which
                  ____     is subject to the provisions of
                           the Employee Retirement Income Security Act of
                           1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

         (g)      ____     Parent Holding Company, in accordance with
                           Rule 13d-1(b)(1)(ii)(G)
                           (Note:  See Item 7)

         (h)      ____     Group, in accordance with Rule
                           13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned

                  2,434,823  (See Note b)

         (b)      Percent of Class

                  22%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote
                           0

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CUSIP No.  420200 10 7                   13G                   Page 6 of 7 Pages
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                  (ii)     shared power to vote or to direct the vote
                           2,434,823 (See Note b)

                  (iii)    sole power to dispose or to direct the disposition of

                           0

                  (iv) shared power to dispose or to direct the disposition of
                           2,434,823 (See Note b)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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CUSIP No.  420200 10 7                   13G                   Page 7 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Trust certify on behalf of the Trust that the information set forth in this statement is true, complete and correct.

                                         HAWKINS CHEMICAL, INC.
                                         EMPLOYEE STOCK OWNERSHIP
                                         TRUST

Dated:  January 28, 2000                 By: /s/ Dean L. Hahn
                                             -------------------------------
                                             Dean L. Hahn, Trustee

                                         By: /s/ Donald L. Shipp
                                             -------------------------------
                                             Donald L. Shipp, Trustee

                                         By: /s/ John R. Hawkins
                                             -------------------------------
                                             John R. Hawkins, Trustee

                                         By: /s/ Marvin E. Dee
                                             -------------------------------
                                             Marvin E. Dee, Trustee